Hydro One Reports Fourth Quarter Results

Investing in Ontario in partnership with First Nations and communities to meet historic growth demand and build a stronger and more secure electricity grid

TORONTO, February 13, 2026 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the fourth quarter ended December 31, 2025.
Fourth Quarter Highlights
•Fourth quarter basic earnings per share (EPS) of $0.39 compares to EPS of $0.33 for the same period in 2024.
•The change in EPS year-over-year was largely due to lower operation, maintenance and administration (OM&A) costs, increased revenues from higher peak demand and OEB-approved rates, partially offset by lower revenues associated with higher earnings sharing in the current year, higher financing charges, and higher income tax expense.
•The Company realized productivity savings of $254 million in 2025 through ongoing cost optimizations.
•Hydro One was selected to develop and construct a new priority transmission line between Bowmanville and the Greater Toronto Area (GTA) in partnership with First Nations.
•Hydro One filed an application with the OEB to construct the Welland Thorold Power Line in the Niagara region in southern Ontario.
•All five partner First Nations secured the necessary financing to become equity partners in the Chatham to Lakeshore Transmission Line.
•Subsequent to quarter end, Hydro One was selected to develop and construct the Greenstone Transmission Line as well as the Sudbury to Barrie Transmission Line.
•Subsequent to quarter end, members of the Society of United Professionals ratified the tentative agreement reached on January 12, 2026. The new agreement will take effect retroactively from October 1, 2025 to March 31, 2028 and covers employees in engineering, supervisory and other professional roles.
•Hydro One was recognized as one of Canada’s Best Employers for 2026 by Forbes and Statista.
•The Company priced $1.6 billion aggregate principal amount of Medium-Term Notes under its Sustainable Financing Framework.
•The Company's capital investments and in-service additions for the quarter were $939 million and $1,310 million, respectively, compared to $799 million and $1,100 million in 2024.
•A quarterly dividend of $0.3331 per share was declared, payable on March 31, 2026.

“We are proud to have reached an important milestone in our First Nations Equity Partnership model, with all five partner First Nations completing their investment in the Chatham to Lakeshore Transmission Line,” said David Lebeter, President and Chief Executive Officer of Hydro One. “This historic achievement marks the first project developed under our 50:50 equity model and represents a meaningful step forward in reconciliation, community partnership, and economic inclusion. As we continue to invest in the system, we are creating opportunities to work alongside First Nations and communities to support economic prosperity across the province.”

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Selected Consolidated Financial and Operating Highlights

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars, except as otherwise noted)	2025	2024	2025	2024

Revenues	2,268	2,095	9,041	8,484
Purchased power	1,287	1,060	4,486	4,143
Revenues, net of purchased power[1]	981	1,035	4,555	4,341
Net income attributable to common shareholders	233	200	1,339	1,156

Basic EPS	$0.39	$0.33	$2.23	$1.93
Diluted EPS	$0.39	$0.33	$2.23	$1.92

Net cash from operating activities	867	703	2,695	2,534
Capital investments	939	799	3,366	3,063
Assets placed in-service	1,310	1,100	2,901	2,463

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,491	19,396	21,398	20,659
Distribution: Electricity distributed to Hydro One customers (GWh)	8,802	8,249	33,294	31,523
1 “Revenues, net of purchased power” is a non-generally accepted accounting principles (GAAP) financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (U.S.) GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2025 Fourth Quarter Highlights
The Company reported net income attributable to common shareholders of $233 million during the quarter, compared to $200 million in the same period of 2024. This resulted in EPS of $0.39, compared to EPS of $0.33 during the same period in the prior year.
Revenues of $2,268 million for the fourth quarter were $173 million higher than revenues for the fourth quarter of 2024 mainly due to higher costs of purchased power. Revenues, net of purchased power1 of $981 million for the fourth quarter were $54 million lower than revenues, net of purchased power1 for the fourth quarter of 2024. The decrease is mainly attributable to lower revenues resulting from regulatory adjustments, including higher earnings sharing in the current period, partially offset by higher revenues resulting from higher average monthly peak demand and energy consumption, as well as increased transmission and distribution revenues due to OEB-approved 2025 rates.
OM&A costs in the fourth quarter of 2025 were lower than prior year primarily resulting from lower corporate support costs.
Depreciation, amortization and asset removal costs for the fourth quarter of 2025 were comparable to the prior year.
Financing charges in the fourth quarter of 2025 were higher than the prior year primarily as a result of an increase in outstanding long-term debt, partially offset by higher capitalized interest.
Income tax expense for the fourth quarter of 2025 was higher than the prior year primarily due to higher pre-tax earnings.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $939 million during the fourth quarter of 2025 and placed $1,310 million of new assets in-service.
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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2025 Annual Highlights
For the twelve months ended December 31, 2025, the Company reported net income attributable to common shareholders of $1,339 million compared to $1,156 million in 2024, an increase of $183 million compared to the prior year. This resulted in EPS for the period of $2.23 compared to EPS of $1.93 in 2024. Annual results were primarily impacted by higher revenues resulting from OEB-approved 2025 transmission and distribution rates, higher average monthly peak demand and energy consumption, as well as lower OM&A primarily resulting from lower work program expenditures, partially offset by lower revenues resulting from regulatory adjustments related to higher earnings sharing in the current year, higher depreciation, amortization and asset removal costs, and higher financing charges.
For the full year, the Company placed $2,901 million of assets into service in 2025 compared to $2,463 million in 2024.
Selected Operating Highlights
Hydro One was selected to develop and construct a new priority transmission line between Bowmanville and the GTA. The proposed project is a new double-circuit 500-kilovolt (kV) transmission line from the Bowmanville Switching Station to the Parkway Transformer Station, including associated station facility expansions or upgrades required at terminal stations. The line is expected to be in service in the early-2030s. Hydro One will build the line in partnership with proximate First Nations who will have the opportunity to invest in a 50 per cent equity stake in the transmission line component of the project, through the company’s industry leading First Nation 50-50 Equity Partnership Model.
The Company filed an application with the OEB to construct a new double-circuit 230-kV transmission line between Abitibi Consolidated Junction, within an existing Hydro One transmission corridor in Thorold and Crowland Transformer Station in Welland. In addition to the line work, Hydro One will also expand the Crowland Transformer Station. The approximately $311 million investment in the region is expected to be complete by 2029 to bolster capacity and improve the reliability and security of the electricity grid. Proximate First Nations have the opportunity to invest in a 50 per cent equity stake in the transmission line component of the project.
Hydro One was selected to develop and construct a new priority transmission line in the Greenstone region in northern Ontario. The proposed project is a single-circuit 230-kV transmission line, designed to support a future second circuit and will be connected to the existing 230-kV infrastructure (the East-West Tie) near Nipigon Bay. The line will extend to Longlac Transformer Station where a new 230-kV station will connect to the existing 115-kV circuit and continue to or near Aroland First Nation, terminating at a new 230-kV switching station with associated station facilities. The line is expected to be in-service in 2032. Proximate First Nations have the opportunity to invest in a 50 per cent equity stake in the transmission line component of the project.
The Company was selected to develop and construct a new priority transmission line between Sudbury and the Barrie area. The proposed project is a new single-circuit 500- kV transmission line that will span approximately 300 kilometres from the Hanmer Transformer Station in Sudbury to the Essa Transformer Station near Barrie, including associated station facility expansions. The line is expected to be in-service in 2032. The designation of this priority project includes the direction to complete development work for a second new single-circuit 500-kV transmission line. Proximate First Nations have the opportunity to invest in a 50 per cent equity stake in the transmission line component of the project.
Hydro One’s wholly owned subsidiary, Hydro One Inc. completed an offering of $1.6 billion of Medium-Term Notes consisting of $1.2 billion aggregate principal amount of 3.90% Medium-Term Notes, Series 64, due 2033 and $400 million aggregate principal amount of 4.80% Medium-Term Notes, Series 65, due 2056 (collectively, the Notes). The net proceeds from the issuance of the Notes represent the issuance of Medium-Term Notes pursuant to Hydro One’s Sustainable Financing Framework. Hydro One Inc. intends to allocate an amount equal to the net proceeds from the sale of the Notes to finance and/or refinance, in

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whole or in part, new and/or existing eligible green projects that meet the eligibility criteria described in the 2024 Framework.
Common Share Dividends
On February 12, 2026, the Company declared a quarterly cash dividend to common shareholders of $0.3331 per share to be paid on March 31, 2026 to shareholders of record on March 11, 2026.
Supplemental Segment Information

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars)	2025	2024	2025	2024

Revenues
Transmission	491	505	2,429	2,269
Distribution	1,757	1,583	6,557	6,175
Other	20	7	55	40
Total revenues	2,268	2,095	9,041	8,484

Revenues, net of purchased power[1]
Transmission	491	505	2,429	2,269
Distribution	470	523	2,071	2,032
Other	20	7	55	40
Total revenues, net of purchased power[1]	981	1,035	4,555	4,341

Operation, maintenance and administration costs
Transmission	80	128	447	475
Distribution	153	204	661	721
Other	25	41	98	112
Total operation, maintenance and administration costs	258	373	1,206	1,308

Income before financing charges, equity income and income tax expense
Transmission	260	227	1,412	1,240
Distribution	185	186	881	809
Other	(9)	(37)	(55)	(82)
Total income before financing charges, equity income and income tax expense	436	376	2,238	1,967

Capital investments
Transmission	629	476	2,097	1,860
Distribution	303	313	1,252	1,185
Other	7	10	17	18
Total capital investments	939	799	3,366	3,063

Assets placed in-service
Transmission	953	754	1,543	1,431
Distribution	351	342	1,338	1,017
Other	6	4	20	15
Total assets placed in-service	1,310	1,100	2,901	2,463
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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SUMMARY OF FOURTH QUARTER RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholders for the quarter ended December 31, 2025 of $233 million is $33 million, or 16.5%, higher than the same period in the prior year, primarily due to:
•lower OM&A costs primarily resulting from lower corporate support costs; partially offset by
•lower revenues, net of purchased power,2 resulting from regulatory adjustments, primarily due to higher earnings sharing in the current period, partially offset by higher revenues resulting from higher average monthly peak demand and energy consumption, as well as increased transmission and distribution revenues due to OEB-approved 2025 rates;
•higher financing charges attributable to an increase in outstanding long-term debt, partially offset by higher capitalized interest; and
•higher income tax expense primarily resulting from higher pre-tax earnings.
EPS
Basic EPS was $0.39 in the fourth quarter of 2025, compared to Basic EPS of $0.33 in the fourth quarter of 2024.
Revenues
The year-over-year decrease of $14 million, or 2.8%, in transmission revenues during the quarter primarily resulted from:
•regulatory adjustments, including a higher earnings sharing accrual in the current period; partially offset by
•higher average monthly peak demand; and
•higher revenues resulting from OEB-approved 2025 rates.
The year-over-year increase of $174 million, or 11.0%, in distribution revenues during the quarter primarily resulted from:
•higher purchased power costs, which are fully recovered from ratepayers and thus net income neutral;
•higher revenues resulting from OEB-approved 2025 rates; and
•higher energy consumption; partially offset by
•regulatory adjustments, mainly attributable to a higher earnings sharing accrual in the current period; and
•lower revenue associated with mutual storm assistance costs recovered from third parties in the prior year, which is offset in OM&A and therefore net income neutral.
Distribution revenues, net of purchased power,3 decreased by 10.1% during the fourth quarter of 2025 compared to the prior year primarily due to:
•regulatory adjustments, including a higher earnings sharing accrual in the current period; and
•lower revenue associated with mutual storm assistance costs recovered from third parties, which is offset in OM&A and therefore net income neutral; partially offset by
•higher revenues resulting from OEB-approved 2025 rates; and
•higher energy consumption.

2 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
3 Distribution revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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OM&A Costs
The year-over-year decrease of $48 million, or 37.5%, in transmission OM&A costs during the quarter was primarily due to:
•severance costs in the prior year;
•lower corporate support costs; and
•lower work program expenditures, including work related to facilities maintenance and vegetation management.
The year-over-year decrease of $51 million, or 25.0%, in distribution OM&A costs during the quarter was primarily due to:
•severance costs in the prior year;
•net income neutral items, including mutual storm assistance costs and lower fuel costs of Hydro One Remotes, both of which are offset in revenue; and
•lower corporate support costs; partially offset by
•higher work program expenditures, including emergency restoration and vegetation management.
The year-over-year decrease of $16 million, or 39.0%, in other OM&A costs during the quarter was due to various factors, including lower costs in Acronym primarily due to higher third party service costs in the prior year.
Depreciation, Amortization and Asset Removal Costs
Depreciation, amortization and asset removal costs for the fourth quarter of 2025 were comparable to the same period in 2024.
Financing Charges
The $17 million, or 10.8%, increase in financing charges for the quarter ended December 31, 2025, was primarily due to an increase in outstanding long-term debt, partially offset by higher capitalized interest.
Income Tax Expense
Income tax expense for the fourth quarter of 2025 increased by $13 million compared to the same period in 2024. This resulted in a realized Effective Tax Rate (ETR) of approximately 11.4% in the fourth quarter of 2025, compared to approximately 7.8% in the fourth quarter of the prior year.
The increase in ETR for the three months ended December 31, 2025 was primarily attributable to:
•higher pre-tax earnings; and
•lower deductible timing differences compared to the prior year.

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Assets Placed In-Service
The increase in transmission assets placed in-service during the fourth quarter was primarily due to:
•timing of assets placed in-service for station refurbishments and replacements, including the Bruce A Transmission station, the Merivale Transmission Station, and the Lauzon Transmission Station; and
•investments placed in-service for customer connection projects; partially offset by
•investments placed in-service for the Chatham to Lakeshore Transmission Line; and
•lower volume of line refurbishments and wood pole replacements.
The increase in distribution assets placed in-service during the fourth quarter was primarily due to:
•investments placed in-service for Ontario’s broadband initiative;
•assets placed in-service for the AMI 2.0 system; and
•higher volume of assets placed in-service for customer connections; partially offset by
•lower volume of wood pole replacements and line refurbishments;
•timing of assets placed in-service for system capability reinforcement projects; and
•assets placed in-service for the Orleans Operation Centre in the prior year.
Capital Investments
The increase in transmission capital investments during the fourth quarter was primarily due to:
•higher investments in the Waasigan Transmission Line Project;
•investments in the St. Clair Transmission Line Project;
•higher spend on major development projects; and
•higher spend on customer connections; partially offset by
•lower volume of line refurbishments and wood pole replacements.
The decrease in distribution capital investments during the fourth quarter was primarily due to:
•lower volume of wood pole replacements;
•investments in the Orillia Distribution Warehouse, Orillia Operation Centre, and Orleans Operation Centre; and
•lower volume of PCB transformer replacements; partially offset by
•investments in Ontario’s broadband initiative; and
•investments in the AMI 2.0 system.

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Consolidated Income Statements

Three months ended December 31,			Year ended December 31,
(millions of Canadian dollars, except per share amounts)	2025	2024	2025	2024

Revenues
Distribution	1,757	1,583	6,557	6,175
Transmission	491	505	2,429	2,269
Other	20	7	55	40
	2,268	2,095	9,041	8,484

Costs
Purchased power	1,287	1,060	4,486	4,143
Operation, maintenance and administration	258	373	1,206	1,308
Depreciation, amortization and asset removal costs	287	286	1,111	1,066
	1,832	1,719	6,803	6,517

Income before financing charges, equity income and income tax expense	436	376	2,238	1,967
Financing charges	175	158	679	621
Equity Income	3	—	9	—

Income before taxes	264	218	1,568	1,346
Income tax expense	30	17	219	181
Net income	234	201	1,349	1,165

Other comprehensive income (loss)	1	(6)	3	(9)
Comprehensive income	235	195	1,352	1,156

Net income attributable to:
Noncontrolling interest	1	1	10	9
Common shareholders	233	200	1,339	1,156
	234	201	1,349	1,165

Comprehensive income attributable to:
Noncontrolling interest	1	1	10	9
Common shareholders	234	194	1,342	1,147
	235	195	1,352	1,156

Basic EPS	$0.39	$0.33	$2.23	$1.93
Diluted EPS	$0.39	$0.33	$2.23	$1.92

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Consolidated Balance Sheets

As at December 31 (millions of Canadian dollars)	2025	2024

Assets
Current assets:
Cash and cash equivalents	549	716
Accounts receivable	1,083	911
Due from related parties	409	325
Other current assets	133	165
	2,174	2,117

Property, plant and equipment	31,450	29,093
Other long-term assets:
Regulatory assets	3,857	3,503
Deferred income tax assets	135	127
Intangible assets	654	661
Goodwill	378	373
Other assets	1,023	808
	6,047	5,472
Total assets	39,671	36,682

Liabilities
Current liabilities
Short-term notes payable	100	200
Long-term debt payable within one year	925	1,150
Accounts payable and other current liabilities	2,086	1,809
Due to related parties	479	342
	3,590	3,501

Long-term liabilities
Long-term debt	18,092	16,329
Regulatory liabilities	1,621	1,476
Deferred income tax liabilities	1,799	1,452
Other long-term liabilities	1,823	1,751
	23,335	21,008
Total liabilities	26,925	24,509

Noncontrolling interest subject to redemption	19	19

Equity
Common shares	5,721	5,713
Additional paid-in capital	25	28
Retained earnings	6,911	6,360
Accumulated other comprehensive loss	(9)	(12)
Hydro One shareholders' equity	12,648	12,089

Noncontrolling interest	79	65
Total equity	12,727	12,154
	39,671	36,682

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Consolidated Statements of Cash Flows

Three months ended December 31,			Year ended December 31,
(millions of Canadian dollars)	2025	2024	2025	2024

Operating activities
Net income	234	201	1,349	1,165
Environmental expenditures	(1)	(2)	(3)	(11)
Adjustments for non-cash items:
Depreciation and amortization	257	246	966	920
Regulatory assets and liabilities	166	64	240	81
Deferred income tax expense	(8)	10	76	140
Other	5	(6)	14	(10)
Changes in non-cash balances related to operations	214	190	53	249
Net cash from operating activities	867	703	2,695	2,534

Financing activities
Long-term debt issued	1,599	765	2,698	2,781
Long-term debt repaid	(400)	—	(1,150)	(700)
Short-term notes issued	1,035	510	6,070	2,810
Short-term notes repaid	(1,870)	(520)	(6,170)	(2,890)
Dividends paid on common shares	(200)	(188)	(788)	(743)
Distributions paid to noncontrolling interest	(1)	(2)	(12)	(10)
Contributions received from sale of noncontrolling interest	—	—	16	—
Costs to obtain financing	(6)	(3)	(12)	(15)
Net cash from financing activities	157	562	652	1,233

Investing activities
Capital expenditures
Property, plant and equipment	(805)	(653)	(2,970)	(2,720)
Intangible assets	(25)	(26)	(80)	(88)
Additions to future use assets	(58)	(117)	(213)	(323)
Investment in equity investees	—	—	(261)	—
Capital contributions received	—	—	3	2
Other	1	(1)	7	(1)
Net cash used in investing activities	(887)	(797)	(3,514)	(3,130)

Net change in cash and cash equivalents	137	468	(167)	637
Cash and cash equivalents, beginning of period	412	248	716	79
Cash and cash equivalents, end of period	549	716	549	716
This press release should be read in conjunction with the Company’s 2025 Consolidated Financial Statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, can be accessed at www.HydroOne.com/Investors and www.sedarplus.com.
Quarterly Investment Community Teleconference
The Company’s fourth quarter 2025 results teleconference with the investment community will be held on February 13, 2026 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register-conf.media-server.com/register/BI2b26ea28580c4a4f9429a651e697b9ed) prior to the scheduled start time to access Hydro One’s fourth quarter 2025 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that, from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

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Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $39.7 billion in assets as at December 31, 2025, and annual revenues in 2025 of $9 billion.
Our team of 9,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2025, Hydro One invested $3.4 billion in its transmission and distribution networks, and supported the economy through buying $3.0 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents revenues, net of purchased power to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Since these specified financial measures and financial ratios may not have a standardized meaning within U.S. GAAP, results may not be comparable to similar financial measures and financial ratios presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under U.S. GAAP.
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power, is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.
The following table provides a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power on a consolidated basis.

	Three months ended December 31		Year ended December 31
(millions of dollars)	2025	2024	2025	2024
Revenues	2,268	2,095	9,041	8,484
Less: Purchased power	1,287	1,060	4,486	4,143
Revenues, net of purchased power	981	1,035	4,555	4,341

	Three months ended December 31		Year ended December 31
(millions of dollars)	2025	2024	2025	2024
Distribution revenues	1,757	1,583	6,557	6,175
Less: Purchased power	1,287	1,060	4,486	4,143
Distribution revenues, net of purchased power	470	523	2,071	2,032

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Forward-Looking Statements and Information
This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Such information includes, but is not limited to, statements related to: expectations regarding the Company’s financing activities, including the expected allocation the net proceeds from the sale of the Notes to finance and/or refinance, in whole or in part, new and/or existing eligible green projects that meet the eligibility criteria described in the 2024 Framework; the Company’s plans to invest in reliability and performance of Ontario’s electricity transmission and distribution systems and networks, including addressing aging power infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers; expectations regarding community, sustainability and diversity commitments; the Company's ongoing and planned projects (including construction of transmission stations and lines) and expected capital investments and plan, including anticipated outcomes, impacts, OEB approvals, and in-service dates; statements related to the Company’s First Nations partnerships and relationships; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “can,” “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. In particular, the forward-looking information contained in this press release is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; the continued use and availability of U.S. GAAP; no unfavourable changes in environmental regulation; a stable regulatory environment; no significant changes to Hydro One’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business.
We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

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For further information, please contact:
Investors:
Wassem Khalil
Director, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Bronwen Evans
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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